VIA EDGAR

October 2, 2020

Mitchell Austin

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	StoneCo Ltd.

Registration Statement on Form F-4

Filed October 2, 2020

File No. 333-248562

Dear Mr. Austin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, StoneCo Ltd. hereby requests acceleration of the effectiveness of the Registration Statement on Form F-4 referred to above, so that it will become effective at 12:00 p.m. Eastern Standard Time on October 5, 2020 or as soon thereafter as is practicable.

Please contact Byron B. Rooney (Tel. (212) 450-4658; byron.rooney@davispolk.com) or Daniel Brass (Tel. (212) 450-4153; daniel.brass@davispolk.com) of Davis Polk & Wardwell LLP with any questions you may have regarding this request. In addition, please notify Mr. Rooney or Mr. Brass when this request for acceleration has been granted.

STONECO LTD.

By:	/s/ Thiago dos Santos Piau
Name:	Thiago dos Santos Piau
Title:	Chief Executive Officer